  EXHIBIT 99.1

Electrovaya Announces date for Q1-2024 Financial Results & Conference Call

TORONTO, ON / February 5, 2024 / Electrovaya Inc. (Nasdaq:ELVA)(TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, announces that it will file and release its first quarter ending December 31, 2023, following the market close on Monday, February 12, 2024. This will be followed by a conference call at 5:00 p.m. ET on the same day, presented by CEO, Dr. Raj DasGupta and CFO, John Gibson to discuss the financial results and provide a business update.

Conference Call details:

●    Date: Monday, February 12, 2024

●    Time: 5:00 pm. Eastern Time (ET)

●    Toll Free: 888-506-0062

●    International: 973-528-0011

●    Participant Access Code: 437462

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call.

For those unable to participate in the conference call, a replay will be available for two weeks beginning on February 12, 2024 through February 26, 2024. To access the replay, the dial-in number is 877-481-4010 and 919-882-2331. The replay access ID is 49873.

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

Brett Maas

Hayden IR

elva@haydenir.com

646-536-7331

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.